UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

This report on Form 6-K of Camtek Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.	Camtek Ltd. Proxy Statement for 2009 Annual General Meeting of Shareholders to be Held on April 20, 2009

2.	Camtek Ltd. Proxy Card.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer

Dated: March 19, 2009

2

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on Monday, April 20th, 2009 at 4:00 p.m. local time, at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel- Aviv, Israel, for the following purposes:

1)	To reelect three directors to the Board of Directors of the Company;

2)	To reelect two outside directors to the Board of Directors of the Company;

3)	To authorize the Company’s chairman of the Board to continue to hold the position of Chief Executive Officer for an additional term of three years;

4)	To approve the grant of restricted share units to the Company’s Chairman of the Board and Chief Executive Officer, Mr. Rafi Amit, and to the Company’s director and Executive Vice President, Business & Strategy, Mr. Yotam Stern – who both hold a controlling interest in the Company – pursuant to the Company’s 2007 Restricted Share Unit Plan;

5)	To ratify the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ended December 31st, 2008, and to ratify the setting by the Company’s Board of Directors of the annual compensation of the independent auditors for fiscal 2008, at the Audit Committee’s recommendation; and

6)	To reappoint Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ending December 31st, 2009, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors for fiscal 2009, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

In addition, the Company’s auditors’ report and consolidated financial statements for fiscal year ended December 31st, 2007, will be reviewed and considered at the Meeting.

Shareholders of record at the close of business on March 17th, 2009, the record date for determining those shareholders eligible to vote at the Meeting (the “Shareholders”), are entitled to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. If voting by mail, the proxy must be received by our transfer agent (no postage is required if mailed in the United States) or at our registered office in Israel at least twenty-four (24) hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Share Registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at that Meeting, and so forth.

By Order of the Board of Directors, RAFI AMIT, Chairman of the Board of Directors

Dated: March 19th, 2009

PROXY STATEMENT

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Camtek Ltd. (“Camtek” or the “Company”), to be voted at the 2009 Annual General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held on April 20th, 2009 at 4:00 p.m. (Israel time), at the offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel-Aviv, Israel.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about March 19, 2009.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters:

1)	Re-election of three directors to the Board of Directors of the Company;

2)	Re-election of two outside directors to the Board of Directors of the Company;

3)	Authorization to the Company’s chairman of the Board to continue to hold the position of Chief Executive Officer for an additional term of three years;

4)	Approval of the grant of restricted share units to the Company’s Chairman of the Board and Chief Executive Officer, Mr. Rafi Amit, and to the Company’s director and Executive Vice President, Business & Strategy, Mr. Yotam Stern – who both hold a controlling interest in the Company – pursuant to the Company’s 2007 Restricted Share Unit Plan;

5)	Ratification of the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ended December 31st, 2008, and ratification of the setting by the Company’s Board of Directors of the annual compensation of the independent auditors for fiscal 2008, at the Audit Committee’s recommendation; and

6)	Reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ending December 31st, 2009, and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors for fiscal 2009, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

In addition, the Company’s auditors’ report and consolidated financial statements for fiscal year ended December 31st, 2007, will be reviewed and considered at the Meeting.

Proxy Procedure

Only holders of record of the Company’s ordinary shares, nominal value of NIS 0.01 per share, as of the close of business on March 17, 2009, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote in person or by proxy, at the Meeting.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company at least twenty-four (24) hours prior to the time fixed for the Meeting, shares represented by the proxy shall be voted in favor of the matters in items 1, 5 and 6 to be presented at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to Shareholders on or about March 19th, 2009, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of stock.

Quorum and Voting

As of March 17, 2009, the record date for determination of shareholders entitled to vote at the Meeting, the Company had 29,135,108 outstanding ordinary shares, each of which entitles the holder to one vote upon each of the matters to be presented at the Meeting.

The presence of two or more shareholders conferring an aggregate of no less than 33(1)/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half hour of the time specified for commencement of the Meeting, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 17, 2009, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares

Rafi Amit(2)	18,661,790	64.05%
Yotam Stern(3)	18,719,030	64.25%
Priortech Ltd.(4)	18,605,230	63.86%
Directors and executive officers
as a group (14 persons)(5)	18,939,980	65.01%

(1)	Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	Mr. Amit directly owns 56,560 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of Camtek held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)	Mr. Stern directly owns 113,800 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of Camtek held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)	Priortech’s principal executive offices are located at Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Haemek 23105, Israel.

As a result of a private placement on June 21, 2006, Priortech issued to a third party securities convertible into 1,220,000 Ordinary Shares owned by it, at a price of $7.05 per share, to be exercised within a period of four years. If all such securities are exercised, Priortech’s ownership would be reduced to 47%.

(5)	Including Messrs. Amit's and Stern's interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 334,750 of our ordinary shares. [the word "including " is correct, as the number in the table includes Priortech's shares.]

RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Pursuant to the Articles of Association of the Company (the “Articles”), the Board of Directors shall consist of no less than five (5) and no more than ten (10) directors. The number of directors who presently serve as members of the Board of Directors is five. Of the five directors, three directors are considered independent directors under the Nasdaq Marketplace Rules, two of whom were elected to serve a three year term as outside directors, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”), at the 2006 Annual General Meeting (see Item 2 below – “Reelection of Outside Directors).

Directors of the Company who are not appointed to serve as outside directors under the Companies Law commence serving upon their appointment by the shareholders of the Company and until the conclusion of the next annual general meeting of shareholders.

Under the Companies Law, our Board of Directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law. Our Board of Directors has determined that it will include at least two directors who have such “accounting and financial expertise”. Our Board of Directors has determined that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Eran Bendoly and Ms. Gabriela Heeler have the requisite “accounting and financial expertise”.

The three directors of the Company who are not outside directors are nominated for reelection to the Board of Directors. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the Chairman of the Board of Directors of Priortech and as a director of Priortech since 1988. From 1981 to 2004, Mr. Amit also served as the President and Chief Executive Officer of Priortech. Mr. Amit has a B.Sc. in Industrial Engineering and Management from the Technion – Israel Institute of Technology. At the 2006 Annual General Meeting of Shareholders, the shareholders of the Company authorized Mr. Amit to serve both as Chairman of the Board of Directors and as the General Manager of the Company for a term of three years, and at the Meeting it is proposed (Item 3) that the shareholders of the Company authorize Mr. Amit to continue to hold both positions for an additional three years.

Yotam Stern has served as an executive officer of the Company since 1998 and, since February 2001, he has served as Camtek’s Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987. From January 1998 until February 2001, Mr. Stern served as the Company’s Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004, as well as serving as a director of Priortech since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Financial Officer of Expand Networks Ltd. Expand is a leading provider of WAN Optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Stock Market listing requirements and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements.

        The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. Our directors, who are not outside directors (within the meaning of the Companies Law), receive compensation as provided in regulations adopted under the Companies Law, except that Messrs. Rafi Amit and Yotam Stern do not receive any additional compensation for their service as our directors.

Our Audit Committee and Board of Directors have determined, in separate resolutions adopted in 2008, that the payment of a director’s fee to all of our directors, who are not outside directors, currently serving or who will be serving as directors from time to time, will be equal to the fixed statutory amount set forth in the Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director) – 2000. As the above compensation amount does not exceed the maximum amount, as set forth in the Israeli Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director) – 2000, such resolutions are exempt from shareholders’ approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000, unless one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company’s voting rights, informs the Company of his objection to the said relief.

In the event that any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and entitled to vote and voting thereon, is required to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

It is proposed that at the Meeting, the following resolution be adopted:

"RESOLVED that: Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly shall be reelected to the Board of Directors of the Company, each of them until the next Annual General Meeting".

RE-ELECTION OF OUTSIDE DIRECTORS
(Items 2a and 2b on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two outside directors. To qualify as an outside director, an individual, or his/her relative, partner, employer or an entity under that person’s control, may not have, and may not have had at any time during the previous two years, any affiliations with the Company or the Company’s affiliates, as such terms are defined in the Companies Law. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed, all members of the Board of Directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

As of 2006, at least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “professional expertise” or “professional qualification”, as such terms are defined by regulations promulgated under the Companies Law.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In general, outside directors serve a three-year term, which may then be renewed for only one additional term of three years. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for his or her appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The shareholder resolution regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder of the company. If an outside directorship becomes vacant, the board of directors is required under the Companies Law to convene a shareholders meeting immediately, in order to appoint a new outside director.

Ms. Gabriela Heller and Mr. Raphael Koriat were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Companies Law for initial three-year-terms in our 2006 annual general meeting of shareholders. At the Meeting, shareholders will be asked to reelect Ms. Gabriela Heller and Mr. Raphael Koriat to serve as outside directors of our company for a second three-year-term effective as of September 14, 2009, the termination date of their initial three-year-terms, and expiring three years thereafter, on September 14, 2012.

The Companies Law provides that a shareholders meeting at which the appointment of an outside director is to be considered will not be held unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an outside director. The proposed nominees have declared to the Company that they comply with the qualifications for re-appointment as an outside director, and have agreed to stand for reelection.

An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. Our Audit Committee and Board of Directors have determined, in separate resolutions adopted in 2008, that the payment of a director’s fee to Ms. Gabriela Heller and Mr. Raphael Koriat will be equal to the fixed statutory amount set forth in the Companies Regulations (Rules regarding Compensation and expenses of an Outside Director) – 2000. Such resolutions were exempt from shareholders’ approval, in accordance with article 7 of the Companies Regulations (Rules regarding Compensation and expenses of an Outside Director) – 2000.

Our Board of Directors has determined that Ms. Heller and Mr. Koriat qualify as outside directors within the meaning of the Companies Law. Our Board of Directors has further determined that Ms. Heller has accounting and financial expertise and that Mr. Koriat has professional expertise.

Set forth below is information about Ms. Heller and Mr. Koriat, including their principal occupation, business history and other directorships held.

GABRIELA HELLER

Ms. Heller serves as Chief Financial Officer of Walden Israel Ltd. since 1994. Walden Israel is a venture capital fund that started as the Israeli arm of the Walden Group of international venture capital funds that collectively manages approximately $1.5 billion in assets. From 1998 to 2000, Ms. Heller also served as Internal Controller of Vilar International Ltd. From 1989 to 1994, Ms. Heller served as a Manager of Kost, Forer, Gabbay & Kasierer, CPA, the Israeli affiliate of Ernest & Young.

Ms. Heller currently serves as an external director of Kerur Holdings Ltd., a public company traded on the Tel Aviv Stock Exchange, (“TASE”). In addition, Ms. Heller served as an external director of Electra Consumer Products Ltd., a public company formerly traded on TASE, Between 2004 and 2007, of One 1 Products Ltd., a public company formerly traded on TASE, between 2000 and 2003, and of Priortech Ltd., the Company’s controlling shareholder (also traded on TASE), from 1999 to 2003.

Ms. Heller holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, Israel, and is a CPA (Israel) since 1991. She also holds a LL.M. from the Faculty of Law in Bar-Ilan University.

RAPHAEL KORIAT

Mr. Koriat is the Founder and CEO of Korel Business Ltd., a company specializing in strategic positioning and management of high-tech companies. Mr. Koriat served as the President and CEO of Lambda Crossing Ltd., a company engaged in the optical components for the communication networks, between 2001 and 2005. From 1992 to 2001, Mr. Koriat was the Founder and CEO of Steag CVD System Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are manufacturers of advanced front-end semiconductor capital equipment.

From 1972 to 1992, Mr. Koriat was with Kulicke and Soffa Industries Inc., a leading manufacturer in the semiconductors assembly equipment, and served in the United States as Corporate VP of Engineering and Technology, Corporate Director of Business & Marketing and Division Manager of the Business units.

In addition to his present role, Mr Koriat is also the founder and chairman of the Sub-Micron Semiconductor Consortium, OptiPac Consortium (Optical Packaging for communication networks), and recently initiated a nanotechnology consortium (NES), under the Israeli Chief Scientist Magnet program.

Mr. Koriat received a BSc from the Technion, Israel Institute of Technology in Haifa, Israel, M.Sc. from Drexel University in Philadelphia, Pennsylvania and also completed an Executive Management Program at Stanford University, Palo Alto, California.

We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that Ms. Heller or Mr. Koriat would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by our Board of Directors.

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: Ms. Gabriela Heller and Mr. Raphael Koriat shall be re-elected to the Board of Directors of the Company as outside directors, effective September 14, 2009, for additional terms of three years each, until September 14, 2012”.

AUTHORIZATION TO CHAIRMAN OF THE BOARD TO HOLD POSITION OF
CHIEF EXECUTIVE OFFICER
(Item 3 on the Proxy Card)

Pursuant to Section 121(c) of the Companies Law, the Chairman of the Board of Directors of a public company may also serve as the Chief Executive Officer of such company, only if the shareholders of the Company have authorized him to hold both positions, and provided that he shall hold both positions for periods of no more than three years each.

Mr. Rafi Amit has served as the Company’s Chairman of the Board of Directors since 1987 and as its Chief Executive Officer since 1998.

It is proposed that at the Meeting, Shareholders will authorize the Chairman of the Board to continue to hold the position of Chief Executive Officer for an additional three year term, commencing on the date of the Meeting, and expiring three years thereafter, on April 20, 2012.

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: Mr Rafi Amit, the Company’s Chairman of the Board, shall be reappointed to hold position as Chief Executive Officer for an additional three-year-term, until April 20, 2012".

GRANT OF RESTRICTED SHARE UNITS TO THE COMPANY’S CHAIRMAN
OF THE BOARD AND CHIEF EXECUTIVE OFFICER AND TO THE
COMPANY’S DIRECTOR AND EXECUTIVE VICE PRESIDENT, BUSINESS &
STRATEGY
(Items 4a and 4b on the Proxy Card)

On August 2007, the Company adopted the 2007 Restricted Share Unit Plan for the grant of restricted share units (“RSUs”), each of which imparts the right to an Ordinary Share of the Company, to its selected employees, officers, directors and consultants of the Company.

Mr. Rafi Amit is Camtek’s Chairman of the Board and Chief Executive Officer. Mr. Yotam Stern serves as our director as well as our Executive Vice President, Business & Strategy. As a result of a voting agreement referring to a majority of Priortech’s voting equity, both Mr. Amit and Mr. Stern may be deemed to control Priortech and hence may be deemed controlling shareholders of the Company, as such term is defined in the Companies Law.

The Company’s Audit Committee and Board of Directors have approved in separate resolutions, each dated March 12, 2009, subject to the ratification and approval of the shareholders, the grant of 5,400 RSUs to Mr. Rafi Amit and the grant of 2,160 RSUs to Mr. Yotam Stern, effective as of March 12, 2009 (the “Grant Date”), pursuant to the Company’s 2007 Restricted Share Unit Plan, with: (i) an exercise price of up to the nominal value of the Company’s ordinary share (NIS 0.01) per share; and (ii) a vesting period of four years, 1/4 to vest on the first anniversary of the Grant Date, and each 1/16 of the remaining RSUs to vest at the end of each 3 subsequent months following the first anniversary of the Grant Date.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. This includes cash compensation as well as compensation in the form of RSUs.

As both Mr. Amit and Mr. Stern hold a controlling interest in the Company, the Companies Law requires a special shareholders’ vote for approval of their compensation: the affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, which shall also include (i) at least one-third of the shares held by shareholders who do not have a personal interest in the transaction, that are present, in person or by proxy, and voting at the Meeting, or (ii) the total number of shares held by Shareholders who do not have a personal interest in the transaction and who vote against this proposal represent not more than one percent of the voting rights in the Company.

Under the Companies Law, a “personal interest” (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least five percent of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: in compliance with the requirements of the Companies Law, the grant to Messrs. Rafi Amit and Yotam Stern of 5,400 and 2,160 RSUs, respectively, effective as of March 12, 2009, pursuant to the Company’s 2007 Restricted Share Unit Plan, as approved by the Audit Committee and the Board of Directors pursuant to their respective resolutions dated March 12, 2009, be, and the same hereby are, approved”.

RATIFICATION OF THE REAPPOINTMENT OF INDEPENDENT AUDITORS
(Item 5 on the Proxy Card)

The Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

The Audit Committee recommends the ratification of the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as joint independent auditors of the Company for the fiscal year ended December 31st, 2008. Baker Tilly, Horowitz Idan Goldstein Sabo Tevet (formerly Goldstein Sabo Tevet) has served as the Company’s independent auditor since 1987. Somekh Chaikin, a member firm of KPMG International, was appointed as the Company’s independent auditor at the 2006 Annual General Meeting of Shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The following table presents the aggregate amount of fees paid by the Company to Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin for their services to the Company for the fiscal years ended December 31st, 2007 and December 31st, 2008:

	Audit and Audit Related Services	Other Services	Audit and Audit Related Services	Other Services

Fiscal year ended	2007	2007	2008	2008

Baker Tilly, Horowitz Idan Goldstein Sabo Tevet	40,000	7,000	40,000	8,000

Somekh Chaikin	180,000		193,000	85,000

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy and entitled to vote and voting thereon, is necessary for the ratification of the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin as joint independent auditors of the Company for fiscal 2008, and for the ratification of the setting by the Board of Directors of the annual compensation of the independent auditors for fiscal 2008, at the Audit Committee’s recommendation.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: (i) the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin as the Company’s joint independent auditors for the fiscal year ended December 31st, 2008, while Somekh Chaikin, a member firm of KPMG International, is a sole auditor for all SEC filings and reporting, is hereby ratified; and (ii) the setting by the Board of Directors of the Company of the annual compensation of Baker Tilly, Horowitz IdanGoldstein Sabo Tevet and Somekh Chaikin for fiscal 2008, at the Audit Committee’s recommendation, is hereby ratified.”

REAPPOINTMENT OF INDEPENDENT AUDITORS
(Item 6 on the Proxy Card)

As explained above, the Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

The Audit Committee recommends the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as joint independent auditors of the Company for the fiscal year ending December 31st, 2009. As aforementioned, Baker Tilly, Horowitz Idan Goldstein Sabo Tevet (formerly Goldstein Sabo Tevet) has served as the Company’s independent auditor since 1987. Somekh Chaikin, a member firm of KPMG International, was appointed as the Company’s independent auditor at the 2006 Annual General Meeting of Shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy and entitled to vote and voting thereon, is necessary for the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees for fiscal year 2009.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: (i) Baker Tilly, Horowitz IdanGoldstein Sabo Tevet and Somekh Chaikin be, and the same hereby are, appointed as the Company’s joint independent auditors for fiscal year ending December 31st,2009, while Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting; and (ii) the Board of Directors of the Company be, and the same hereby is, authorized to determine the fees for Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, at the Audit Committee’s recommendation, for the fiscal year ending December 31st, 2009, according to the nature and volume of their services.”

REVIEW AND DISCUSSION OF AUDITOR’S REPORTS AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements of the Company for fiscal year ended December 31st, 2007 will be presented. We will hold a discussion with respect to the financial statements at the Meeting as required by the Israeli Companies Law. This item will not involve a vote of the Shareholders.

The foregoing auditors’ reports and consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2007 (filed with the Securities and Exchange Commission on June 30, 2008), may be viewed on our website – www.camtek.co.il – or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditors’ reports, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, RAFI AMIT Chairman of the Board of Directors

Dated: March 19th, 2009

CAMTEK LTD.
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 20, 2009
(This proxy is solicited by the Board of Directors of Camtek Ltd.)

The undersigned shareholder of Camtek Ltd. hereby appoints Messrs. Rafi Amit and Yotam Stern, or either of them, with full power of substitution, proxies to vote the shares which the undersigned could vote if personally present at the Annual General Meeting of Shareholders of Camtek Ltd., to be held at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel-Aviv, Israel, on April 20, 2009 at 4:00 P.M. local time.

ITEM 1.	REELECTION OF DIRECTORS (as described in the Proxy Statement)

NOMINEES: Rafi Amit Yotam Stern Eran Bendoly

☐ FOR ALL	☐ WITHHOLD ALL	☐ FOR ALL EXCEPT:

INSTRUCTION: To withhold authority to vote, mark "For All Except" and write the nominee's name on the line below.

ITEM 2.	REELECTION OF OUTSIDE DIRECTORS (for terms as described in the Proxy Statement)

NOMINEES: Raphael Koriat Gabriela Heller

2a.	To reelect Raphael Koriat as an outside director

		FOR	AGAINST	ABSTAIN

2A.	Shareholders who ARE NOT controlling shareholders (as	☐	☐	☐
such term is defined in the Companies Law) should
indicate their vote here:

2B.	Shareholders who ARE controlling shareholders (as such	☐	☐	☐
term is defined in the Companies Law) should indicate
their vote here:

2b.	To reelect Gabriela Heller as an outside director

		FOR	AGAINST	ABSTAIN

2A.	Shareholders who ARE NOT controlling	☐	☐	☐
shareholders (as such term is defined in the
Companies Law) should indicate their vote here:

2B.	Shareholders who ARE controlling shareholders (as	☐	☐	☐
such term is defined in the Companies Law) should
indicate their vote here:

A vote indicated under Item 2A will be deemed a representation that the undersigned is not a controlling shareholder for the purpose of this Item, and a vote indicated under Item 2B will be deemed a representation that the undersigned is a controlling shareholder for the purpose of this Item. If a vote is indicated in both Item 2A and 2B, then the vote indicated in Item 2A will be disregarded.

ITEM 3.	AUTHORIZATION TO THE COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS TO ALSO SERVE AS THE COMPANY'S CHIEF EXECUTIVE OFFICER (for a term as described in the Proxy Statement)

		FOR	AGAINST	ABSTAIN

3A.	Shareholders who ARE NOT controlling shareholders (as such term is defined in the Companies Law) should indicate their vote here:	☐	☐	☐

3B.	Shareholders who ARE controlling shareholders (as such term is defined in the Companies Law) should indicate their vote here:	☐	☐	☐

A vote indicated under Item 3A will be deemed a representation that the undersigned is not a controlling shareholder for the purpose of this Item, and a vote indicated under Item 3B will be deemed a representation that the undersigned is a controlling shareholder for the purpose of this Item. If a vote is indicated in both Item 3A and 3B, then the vote indicated in Item 3A will be disregarded.

ITEM 4.	GRANT OF RESTRICTED SHARE UNITS (RSUs) TO THE COMPANY’S CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER AND TO THE COMPANY’S DIRECTOR AND EXECUTIVE VICE PRESIDENT, BUSINESS & STRATEGY, PURSUANT TO THE COMPANY’S 2007 RESTRICTED SHARE UNIT PLAN (as described in the Proxy Statement)

GRANTEES: Rafi Amit Yotam Stern

4a.	To grant 5,400 RSUs to Rafi Amit:

		FOR	AGAINST	ABSTAIN

4A.	Shareholders who DO NOT have a personal interest (as such term is defined in the Companies Law) in the grant of RSUs to Rafi Amit should indicate their vote here:	☐	☐	☐

4B.	Shareholders who HAVE a personal interest (as such term is defined in the Companies Law) in the grant of RSUs to Rafi Amit should indicate their vote here:	☐	☐	☐

4b.	To grant 2,160 RSUs to Yotam Stern:

		FOR	AGAINST	ABSTAIN

4A.	Shareholders who DO NOT have a personal interest (as such term is defined in the Companies Law) in the grant of RSUs to Yotam Stern should indicate their vote here:	☐	☐	☐

4B.	Shareholders who HAVE a personal interest (as such term is defined in the Companies Law) in the grant of RSUs to Yotam Stern should indicate their vote here:	☐	☐	☐

A vote indicated under Item 4A will be deemed a representation that the undersigned does not have a personal interest for the purpose of this Item, and a vote indicated under Item 4B will be deemed a representation that the undersigned does have a personal interest for the purpose of this Item. If a vote is indicated in both Item 4A and 4B, then the vote indicated in Item 4A will be disregarded.

ITEM 5.	RATIFICATION OF REAPPOINTMENT OF JOINT INDEPENDENT AUDITORS

☐ FOR	☐ AGAINST	☐ ABSTAIN

With respect to the proposal to ratify the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ended December 31, 2008, and to ratify the setting by the Board of Directors of the annual compensation of the auditors for fiscal 2008, at the Audit Committee’s recommendation.

ITEM 6.	REAPPOINTMENT OF JOINT INDEPENDENT AUDITORS

☐ FOR	☐ AGAINST	☐ ABSTAIN

With respect to the proposal to reappoint Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ending December 31, 2009, and the authorization of the Board of Directors to determine the auditors’ fees, following the recommendation of the Audit Committee.

SHOULD THIS PROXY BE SENT WITHOUT SPECIFYING A VOTE IN ITEMS 2, 3 OR 4, THEN IT WILL NOT BE COUNTED AS A VOTE REGARDING THE ITEM; SHOULD THIS PROXY BE SENT WITHOUT SPECIFYING A VOTE IN EITHER ITEMS 1, 5 OR 6, THEN IT WILL BE COUNTED AS A “FOR” VOTE FOR THE RELEVANT ITEM. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

Note: Please date and sign exactly as your name appears on the envelope in which this Proxy was mailed. If shares are held jointly, each shareholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer. If the shareholder is a partnership, please sign full partnership name by an authorized person.

—————————————— Printed Name(s) of Shareholder

—————————————— Signature(s) of Shareholder

Dated: _______________________